Rezolve AI Limited

3rd Floor, 80 New Bond Street

London, W1S 1SB

United Kingdom

August 9, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Kyle Wiley
Matthew Krispino
Inessa Kessman
Robert Littlepage

Re:	Rezolve AI Limited

Registration Statement on Form F-4

Filed June 16, 2023

File No. 333-272751

Ladies and Gentlemen:

This letter is submitted in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) as set forth in the Staff’s comment letter dated July 14, 2023 (the “Comment Letter”), in respect of Rezolve AI Limited’s (the “Registrant”) Registration Statement on Form F-4, filed with the Commission on June 16, 2023.

In order to facilitate your review, we have restated the Staff’s comments in this letter, and we have set forth the Registrant’s responses immediately below the Staff’s comments.

In addition, the Registrant has revised the Registration Statement in response to the Staff’s comments and is confidentially submitting an amendment to the Registration Statement (the “Amendment”) concurrently with this letter, which reflects the revisions and clarifies certain other information. The page numbers in the text of the Registrant’s responses correspond to the page numbers in the Amendment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.

Registration Statement filed on Form F-4

Cover Page

1.

Staff’s comment: You disclose that Daniel Wagner, your chief executive officer, beneficially owns 75% of the voting power of your outstanding capital stock. Please disclose on the cover page that you are a “controlled company” and the identity and beneficial ownership percentage of your controlling shareholder.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page of the Amendment.

U.S. Securities and Exchange Commission

August 9, 2023

Summary of the Material Terms of the Business Combination, page 6

2.

Staff’s comment: Please provide an organizational chart outlining your pre- and post-business combination corporate structure and illustrating the relationships of the various entities discussed throughout the registration statement.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 6-8 and 121-122 of the Amendment.

3.	Staff’s comment: Please identify the “certain other excluded assets” to the Pre-Closing Demerger.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure in the notice, letter and on pages 6, 15, 16, 98, 110, 137, 189 and 204 of the Amendment to strike this language. The Registrant has confirmed that there are no such other excluded assets in connection with the Pre-Closing Demerger.

Questions and Answers About the Proposals

Q: Do you have Redemption Rights?, page 25

4.	Staff’s comment: Clarify whether redeeming shareholders will be able to retain their warrants.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 28 of the Amendment.

Summary of the Proxy Statement/Prospectus

Interests of Armada Directors and Officers in the Business Combination, page 36

5.	Staff’s comment: We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 26, 40, 51, 112, 135, 142, and 194 of the Amendment to clarify that other than the Founder Shares to be issued at Closing, no additional consideration was provided in exchange for the Non-Redeeming Stockholders entry into the Non-Redemption Agreements.

U.S. Securities and Exchange Commission

August 9, 2023

Unaudited Prof Forma Condensed Combined Financial Statements

Note 2—Unaudited condensed combined balance sheet adjustments, page 104

6.

Staff’s comment: On page 99 you state, “the number of Employee Share Ownerships Plans and their accounting impact are not considered for the purposes of these pro forma condensed combined financial statements.” Please explain this statement and why employee share ownerships plans are not considered in the pro forma condensed combined financial statements. Refer to your basis in accounting literature and Article 11 of Regulation S-X.

Response: The Registrant respectfully acknowledges the Staff’s comment and respectfully advises the Staff that with the exception of two employees, the terms of the Registrant’s share options do not include vesting upon an IPO or Business Combination. The cost of their share-based payments for any accelerated vesting has been included in adjustment (I) of the proforma combined condensed balance sheet and adjustment (aa) of the proforma combined condensed statement of operations.

7.	Staff’s comment: With regards to adjustment (a) which relates to estimated transaction costs, disclose why you recorded $10,971,518 for a short-term loan. Also, please disclose the terms of this loan.

Response: The Registrant respectfully acknowledges the Staff’s comment and respectfully advises the Staff that the short-term loan was intended to represent the need for additional financing. The Registrant has revised the disclosure on pages 102 and 106 of the Amendment to no longer record $10,971,518 for a short-term loan in the unaudited pro form condensed combined balance sheet and to update adjustment (a) to disclose that any further funding required will be obtained by the issuance of equity.

8.

Staff’s comment: In footnote (b) you state, “There are insufficient funds in the Trust Account at Closing to satisfy the requirement for $5,000,001 of net tangible assets under the Business Combination Agreement “Net Tangible Assets Condition”).” Please clarify this statement. If this statement is true please emphasize it throughout the filing.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 106 of the Amendment. The Registrant respectfully advises the Staff that the Business Combination Agreement was amended to remove the net tangible assets condition.

9.	Staff’s comment: With a view towards clarify the disclosure in footnote (b), please explain to us how obtaining additional third-party financing would satisfy the Net Tangible Assets Condition.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 106 of the Amendment. The Registrant respectfully advises the Staff that the Business Combination Agreement was amended to remove the net tangible assets condition.

10.

Staff’s comment: For adjustment (f), disclose how you determined the amounts that will be payable for the acquisition of ANY. We note various scenarios regarding potential payments for the ANY acquisition disclosed on page F-30 of Rezolve’s audited financial statements.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 106 of the Amendment.

U.S. Securities and Exchange Commission

August 9, 2023

11.	Staff’s comment: Please explain why there is a debit to accumulated deficit for $3,062,500 for adjustment (j). If this is a typo and should be labeled adjustment (l), please revise accordingly.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 103 of the Amendment to correctly label as adjustment (l).

12.

Staff’s comment: With regards to adjustment (o) you state it “reflects the short-term loan to fund transaction costs in the maximum redemptions scenario.” However, based on adjustment (n), it appears that the cash from this loan will be used to return Armada redeemable stock. Please explain the contradiction and revise accordingly.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 102 and 107 of the Amendment to update the balance sheet and clarify that adjustment (o) reflects the amounts for which proceeds from additional equity financings will be required to satisfy fees of approximately $35.9 million.

13.	Staff’s comment: Disclose in footnote (o) the terms of the short-term loan.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 107 of the Amendment to clarify that adjustment (o) reflects the amounts for which proceeds from additional equity financings will be required to satisfy fees of approximately $35.9 million.

14.	Staff’s comment: Your adjustment (q) refers to “cash paid,” but cash is not affected by this adjustment. Please clarify and if true, disclose that you intend to borrow funds to pay the taxes.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 102 of the Amendment to reflect cash paid for the payment of taxes.

15.	Staff’s comment: Please clearly label earnings per share as pro forma earnings per share when applicable.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 104 of the Amendment.

The Business Combination Proposal

Background of the Business Combination, page 124

16.

Staff’s comment: We note that Armada “renounced its interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of Armada and such opportunity is one Armada is legally and contractually permitted to undertake and would otherwise be reasonable for Armada to pursue.” Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 25, 38, 49, 111, 130 and 141 of the Amendment.

U.S. Securities and Exchange Commission

August 9, 2023

Rezolve Financial Projections, page 140

17.

Staff’s comment: Given that you have not generated any revenue from your commerce platform, please explain why you believe there is a reasonable basis to present a financial forecast beyond one year. Your disclosures should provide information that demonstrates that your projections are reasonable. In this regard, the underlying assumptions should be clearly outlined supporting your revenue growth.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 147-151 of the Amendment.

Business of Rezolve, page 206

18.

Staff’s comment: We note that you currently only derive revenues via the sale of radio advertisements and transaction fees on ticket sales. In order to provide investors with a better understanding of your business, please balance your disclosure here and elsewhere as appropriate with equally prominent disclosure of your current operations. Additionally, please disclose the development stage of your mobile commerce and engagement platform and when your expect to commercialize such platform.

Response: The Registrant respectfully acknowledges the Staff’s comment and respectfully advises the Staff that we expect advertising revenue to make up a very small percentage of the Registrant’s business. The Registrant has therefore chosen to focus more on Brain and MyBrain which will generate virtually all of the Registrant’s growth in future years. Additionally, the Registrant has revised the disclosure on pages 212, 215, 218-224 of the Amendment and a discussion of Rezolve’s focus on Brain and MyBrain are also discussed under the section captioned –“Rezolve Financial Projections” on pages 147-151.

19.

Staff’s comment: We note that following the completion of the Pre-Closing Demerger, you will cease operations in China. We also note that you are “considering re-engaging with the Chinese market in the future.” Please expand your discussion to explain why you are ceasing operations in China when you are also considering re-engaging with the Chinese market.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 218 of the Amendment.

U.S. Securities and Exchange Commission

August 9, 2023

Rezolve’s Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 214

20.

Staff’s comment: We note that over 98% of your revenue for the fiscal year ended December 31, 2022, appears to be from radio advertising as a result of your acquisition of ANY. We also note that ANY generates revenue due to a marketing agreement with Radio Group. Furthermore, on page 63 you state, “ANY was established to purchase the rights to sell services of the companies owned by Radio Group”. Please explain your relationship with Radio Group and if Radio Group is a related party in accordance with ASC 850.

Response: The Registrant respectfully acknowledges the Staff’s comment and advises the Staff that the Registrant’s relationship with Radio Group is as follows:

On August 30th, 2021 Rezolve Limited (“Rezolve”) signed a binding term sheet (“the binding term sheet”) to acquire a controlling interest in ANY Lifestyle Marketing GmbH (“ANY”), in an all-stock deal.

ANY was a newly created company (incorporated August 13th, 2021). The previous shareholders from incorporation to February 11th, 2022 were three legal entities of the Radio Group (“Radio Group”). The purchase consideration was settled by issuing an aggregate of 14,427,185 shares of Rezolve on February 11, 2022 at which point the legal ownership of the shares in ANY was obtained by Rezolve.

ANY was established to purchase the whole and exclusive rights to sell Radio Group advertisements. ANY is the exclusive seller of the advertising slots on Radio Group radio stations. ANY’s business from August 2021 is what the Radio Group’s marketing business was prior to being carved-out and inserted into the newly formed company, ANY.

ANY is responsible for selling advertisement slots on the Radio Group radio stations, and is entitled to the consideration as the radio advertisements are aired.

ANY’s managing director is Stephan Schwenk, who is also the sole shareholder and managing director of the Radio Group.

Analysis of Radio Group as a related party:

ASC 850-10-20

Related parties include:

a.	Affiliates of the entity

b.

Entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of Section 825-10-15, to be accounted for by the equity method by the investing entity

c.	Trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management

d.	Principal owners of the entity and members of their immediate families

e.	Management of the entity and members of their immediate families

f.

Other parties with which the entity may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests

U.S. Securities and Exchange Commission

August 9, 2023

g.

Other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests

Definitions from ASC 850-10-20

Affiliate: A party that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with an entity.

Control: The possession, direct or indirect, of the power to direct or cause the direction of the management and policies of an entity through ownership, by contract, or otherwise.

Immediate family: Family members who might control or influence a principal owner or a member of management, or who might be controlled or influenced by a principal owner or a member of management, because of the family relationship.

Management: Persons who are responsible for achieving the objectives of the entity and who have the authority to establish policies and make decisions by which those objectives are to be pursued. Management normally includes members of the board of directors, the chief executive officer, chief operating officer, vice presidents in charge of principal business functions (such as sales, administration, or finance), and other persons who perform similar policy making functions. Persons without formal titles also may be members of management.

Principal owners: Owners of record or known beneficial owners of more than 10% of the voting interests of the entity.

The Registrant also considered the definition of “Affiliate” and “Management” within the accounting standard. Stephan Schwenk is the shareholder and managing director of the Radio Group, and as well as the managing director of ANY. Mr. Schwenk’s role at ANY is to oversee the daily operations of the marketing business, however, Mr. Schwenk does not have any executive decision making authority over ANY since the decision making authority rests with Dan Wagner, Rezolve’s Chief Executive Officer and Peter Vesco, Rezolve’s Chief Commercial Officer. Mr. Schwenk does not control ANY.

The Radio Group, therefore, is not a related party.

21.

Staff’s comment: We note that the majority of your revenues are generated by the sale of radio advertisements to a single customer, Radio Group GmbH, through a single marketing agreement. Please quantify the percentage of revenue attributable to such customer and describe the material terms of your agreement with Radio Group GmbH, including the term and any material termination provisions, and file this agreement as an exhibit to your registration statement. Additionally, please provide relevant risk factor disclosure. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page [64] of the Amendment. In addition, the Registrant has filed the marketing agreement with Radio Group as Exhibit 10.20 to the Amendment.

U.S. Securities and Exchange Commission

August 9, 2023

Key Business Metrics, page 218

22.	Staff’s comment: Please address the following with respect to your key metrics:

•	Provide a clear definition of each metric and how it is calculated;

•	Provide a statement indicating the reasons why the metric provides useful information to investors; and

•	Provide a statement indicating how management uses the metric in managing or monitoring the performance of your business.

Refer to SEC Release No. 33-10751.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages [231 and 233-234] of the Amendment.

Adjusted EBITDA, page 219

23.

Staff’s comment: Disclose in detail what is included in business development expenses, share based compensation issued to related parties, and share based compensation for consultancy services and explain why you believe it is appropriation to exclude theses costs from Adjusted EBITDA. Your disclosure should explain each type of expense and what services were provided to you. Also, disclose how Adjusted EBITDA is used by management.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page [233-234] of the Amendment.

Certain Relationships and Related Party Transactions

Relationship with Daniel Wagner, page 246

24.	Staff’s comment: We note that you have debt outstanding to DBLP Sea Cow Limited. Please clarify the terms and purpose of any loans from DBLP Sea Cow Limited.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page [260] of the Amendment.

Description of Rezolve Ordinary Shares, Articles of Association and Certain Legal Considerations, page 248

25.

Staff’s comment: Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages [54-55 and 263-266] of the Amendment. The Registrant respectfully advises the Staff that there are no private warrants.

U.S. Securities and Exchange Commission

August 9, 2023

Resolve AI Limited and Subsidiaries

Carve-out Consolidated Balance Sheets, page F-4

26.	Staff’s comment: In light of the incorporation of Rezolve AI Limited on January 5, 2023, explain to us why you are reporting share information for 2022 and 2021.

Response: The Registrant respectfully acknowledges the Staff’s comment and respectfully advises the Staff that, as discussed in note 2.1 of the Registrant’s Carve-out Consolidated Financial statements, upon completion of the Demerger, the former shareholders of Rezolve will be issued shares in the Registrant in proportion to their previous shareholdings in Rezolve.

The Registrant believes that reporting the share information for 2022 and 2021 of Rezolve provides the users of the Registrant’s Carve-out Consolidated Financial statements relevant and meaningful information with respect to the Registrant’s share structure both before and after the Demerger. The Registrant intends to perform a share reduction upon completion of the Demerger. Without the share information, the Registrant cannot without difficulty at a later date, report share information after a reduction compliant with Staff Accounting Bulletin Topic 4: Equity Accounts, C. Change in Capital Structure and ASC 505-10-S99-4.

The Registrant has also disclosed in note 2.20 of the Registrant’s Carve-out Consolidated Financial statements, any potential ordinary shares that were excluded from the computation of diluted net loss per share of ordinary shares. In order for a user of the Carve-out Consolidated Financial statements to utilize this as relevant and meaningful, the Registrant’s share information prior to the Demerger is required.

Further, without providing such per share data, the Basis of Proforma Presentation would lack clarity with respect to the proforma total shares outstanding after the minimum and maximum redemption scenarios.

The Registrant respectively advises the Staff that it should report share information for 2022 and 2021.

Carve-out Consolidated Statement of Operations, page F-5

27.

Staff’s comment: Reclassify employee costs, consulting expenses, business development expenses to the appropriate expense line-items, i.e. cost of revenues, sales and marketing expenses, and general and administrative expenses. We refer to guidance in Rule 5-03 of Regulation S-X.

Response: The Registrant respectfully acknowledges the Staff’s comment and has amended the Carve-out Consolidated Statement of Operations on page F-5 of the Amendment to conform with Rule 5-03 of Regulation S-X.

2. Basis of presentation and summary of significant accounting policies 2.1 Basis of presentation, page F-9

28.

Staff’s comment: Please explain to us why you are providing carve-out financial statements of Rezolve AI Limited, rather than the historic financial statements of Rezolve Limited. Also, to enable us to understand the significance of the carved-out business, please provide an analysis comparing total assets, total liabilities, total shareholders’ equity/deficit, total revenues, total operating expenses, operating loss, and net loss of Rezolve AI Limited to Rezolve Limited as of and for the years-ended December 31, 2022 and 2021.

Response: The Registrant respectfully acknowledges the Staff’s comment and respectfully requests the Staff to refer to the SEC preclearance letter sent by Ryan Milne, Associate Chief Accountant, dated March 15, 2023.

29.

Staff’s comment: Please fully disclose the details of your expense allocations in accordance with SAB Topic 1:B, including the nature of the expenses allocated, an explanation of the allocation method used along with management’s assertion that the method used is reasonable. Clarify that the Rezolve AI Limited income statements reflect all of its costs of doing business.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-9 and F-30 of the Amendment. The Registrant respectfully advises the Staff that in conjunction with the SEC preclearance letter mentioned in response to comment 28, the Registrant wishes to draw attention to the basis of presentation discussed in note 2.1 of the Registrant’s Carve-out Consolidated Financial Statements. The Registrant’s Carve-out Consolidated Financial Statements have been prepared on the basis that Rezolve is the predecessor to the Registrant prior to completion of the Demerger. All costs of doing business in Rezolve have been reflected in the Registrant on a 100% allocation basis since management feels that this fully reflects the Carve-out Consolidated Financial Statements had the Demerger completed on December 31, 2020. Management asserts that this method used is reasonable.

U.S. Securities and Exchange Commission

August 9, 2023

2.7 Revenue recognition, page F-12

30.

Staff’s comment: You state that “Revenue is recognized in accordance with ASC 606 “Revenue from Contracts with Customers” at the point in time when the promised services are performed for the customer and when ANY expects to be entitled to the consideration.” Please expand your disclosure to state your specific performance obligations) and when revenue is recognized for each performance obligation(s).

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure in note 2.7 of the notes to the Combined Carve-out Financial statements on page F-12 of the Amendment.

31.	Staff’s comment: Disclose how you considered the principal versus agent guidance in ASC 606 when recording advertising sales under your contract with Radio Group and advise us.

Response: The Registrant respectfully acknowledges the Staff’s comment and is including below our principal versus agent analysis under ASC 606 for revenues generated from our contract with the Radio Group.

ANY is a company specializing in the marketing of radio advertising. ANY supports and exclusively advises the Radio Group stations and in marketing to advertisers.

ANY has a contract (“the Marketing Agreement”) with Radio Group to be the exclusive provider of radio advertisements on the Radio Group’s stations. We are presenting the following summary of the Marketing Agreement below:

Marketing Agreement Summary:

•	ANY is to sell the advertising slots on the Radio Group stations to advertisers and is the exclusive seller of advertising on Radio Group stations.

•

ANY coordinates and handles the bookings and enquiries from national advertisers, effectively managing the advertising business of the Radio Group stations while Radio Group focuses on the programming business.

•

Radio Group invoices the advertisers with the logo of the respective Radio Group radio station and collects payment. ANY sets the price lists and settles the accounts with the advertisers in the event that payment of accounts are delinquent. The retained use of the Radio Group logo on invoices was so as not to disrupt customer relationships or confuse customers by the creation of ANY.

•	Radio Group is responsible for playing back the scheduled advertisements which were marketed and sold by ANY.

•	For successful execution of all marketing activity, ANY receives all proceeds paid by advertisers to the Radio Group for the airing of advertisements.

U.S. Securities and Exchange Commission

August 9, 2023

•

The remuneration from the Radio Group customers (advertisers) is remitted to the Radio Group before payment to ANY, making ANY the beneficiary of the Radio Group’s advertising contracts with third parties.

•	ANY must carry out the marketing activities at its own expense, which includes media, data and price lists.

•	ANY is authorised to carry out the activities associated with obtaining new advertisers as customers on behalf of the Radio Group.

In order for ANY to be the exclusive seller of the Radio Group advertising spots, and for the Radio Group to transfer the rights to the advertising revenue to ANY, ANY was incorporated under ownership of five Radio Group entities. Rezolve then purchased ANY for $14.8m in an all-stock arrangement. In exchange for the consideration which Rezolve provided to the Radio Group, ANY obtained the Radio Group customer list and most importantly has “control” of the radio advertising spots on the Radio Group stations since no other party may sell those slots.

Revenue recognition – 5-step model of ASC 606

While performing the Principal versus Agent analysis, and for the benefit of the Staff and the users of the financial statements, the Registrant has provided its conclusions to the 5-step Revenue Recognition model in ASC 606.

Step 1: Identify the contract with the customer

The customers of ANY are the advertisers, or businesses who wish to air their advertisements on a Radio Group radio station.

The contracts are for the sale of adverting slots on a Radio Group radio station.

Step 2: Identify the performance obligations in the contract

ANY has a single, distinct performance obligation (a service) to air the advertisements of the advertisers on a Radio Group radio station. As there is another party (Radio Group) involved with the providing of the service to the customer, the Registrant has evaluated whether they are the Principal or Agent in the airing of the advertisement for the customer. ANY’s performance obligation to the customer is to air the advertisements at a specific time on a specific Radio Group radio station.

U.S. Securities and Exchange Commission

August 9, 2023

Principal versus Agent analysis

606-10-55-36

When another party is involved in providing goods or services to a customer, the entity should determine whether the nature of its promise is a performance obligation to provide the specified goods or services itself (that is, the entity is a principal) or to arrange for those goods or services to be provided by the other party (that is, the entity is an agent). An entity determines whether it is a principal or an agent for each specified good or service promised to the customer. A specified good or service is a distinct good or service (or a distinct bundle of goods or services) to be provided to the customer (see paragraphs 606-10-25-19 through 25-22). If a contract with a customer includes more than one specified good or service, an entity could be a principal for some specified goods or services and an agent for others.

606-10-55-36A

To determine the nature of its promise (as described in paragraph 606-10-55-36), the entity should:

a. Identify the specified goods or services to be provided to the customer (which, for example, could be a right to a good or service to be provided by another party [see paragraph 606-10-25-18])

b. Assess whether it controls (as described in paragraph 606-10-25-25) each specified good or service before that good or service is transferred to the customer.

606-10-55-37

An entity is a principal if it controls the specified good or service before that good or service is transferred to a customer. However, an entity does not necessarily control a specified good if the entity obtains legal title to that good only momentarily before legal title is transferred to a customer. An entity that is a principal may satisfy its performance obligation to provide the specified good or service itself or it may engage another party (for example, a subcontractor) to satisfy some or all of the performance obligation on its behalf.

606-10-55-37A

When another party is involved in providing goods or services to a customer, an entity that is a principal obtains control of any one of the following:

a. A good or another asset from the other party that it then transfers to the customer.

b. A right to a service to be performed by the other party, which gives the entity the ability to direct that party to provide the service to the customer on the entity’s behalf.

c. A good or service from the other party that it then combines with other goods or services in providing the specified good or service to the customer. For example, if an entity provides a significant service of integrating goods or services (see paragraph 606-10-25-21(a)) provided by another party into the specified good or service for which the customer has contracted, the entity controls the specified good or service before that good or service is transferred to the customer. This is because the entity first obtains control of the inputs to the specified good or service (which include goods or services from other parties) and directs their use to create the combined output that is the specified good or service.

U.S. Securities and Exchange Commission

August 9, 2023

(a)	Identify the specified good(s) or service(s)

The first step for the principal versus agent analysis is to evaluate the good(s) or service(s) provided to the customer. ASC 606-10-55-36 indicates that an entity must determine whether it is a principal or an agent for each specified good or service promised to the customer. As noted in BC24 of ASU 2016-08, “The principal versus agent considerations relate to the application of Step 2 of the revenue recognition model—identify the performance obligations in the contract. Appropriately identifying the good or service to be provided is a critical step in appropriately identifying whether the nature of an entity’s promise is to act as a principal or an agent.”

ANY’s only performance obligation to the customer is to air the advertising slots on the Radio Group stations.

Step (a) conclusion: We have a single performance obligation to our customer, which is to air the advertising slots on the Radio Group stations at a specific time on a specific station.

(b)	Determine if ANY controls each specified good or service

Under ASC 606-10-55-37, an entity is a principal if it controls the specified good or service before that good or service is transferred to a customer. We assessed our control of the advertising slots on the Radio Group stations before they are transferred to the customers in accordance with the definition of control in ASC 606. “Control” is described in ASC 606-10-25-25 as follows: “control of an asset refers to the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset. Control includes the ability to prevent other entities from directing the use of, and obtaining the benefits from, an asset. The benefits of an asset are the potential cash flows (inflows or savings in outflows) that can be obtained directly or indirectly in many ways.”

The sale of the advertising slots is controlled exclusively by ANY as per the Marketing Agreement.

ANY controls the advertising slots broadcasted on Radio Group stations due to the following:

•

Control of the advertising slots is held by ANY by virtue of the marketing agreement since the Radio Group granted ANY the exclusive rights to market the airtime of the Radio Group airtime minutes as per the “Preamble” paragraph in the marketing agreement which stipulates that “the radio companies transfer the marketing for advertising to ANY”.

•

ANY directs the use of the advertising minutes as mentioned in the marketing agreement with the Radio Group: “ANY will in particular organise, bundle and implement, the development of marketing structures for the radio companies in the areas of radio, digitised programmes and programme transmissions, podcasts, apps, influencing media, new technologies, events and similar areas.”

U.S. Securities and Exchange Commission

August 9, 2023

•

ANY obtains substantially all of the remaining benefits of the advertising airtime minutes by coordinating, booking and bundling the minutes to national advertisers in return for the cash flows paid for the minutes. Radio Group remits the cash paid by customers to ANY as per 6.1 and 6.2 of the marketing agreement. The Radio Group does not retain any of the customers remuneration for playing the advertising, rather they invoice ANY separately the monthly cost plus a mark-up for third-party carriage and broadcast costs.

•

Control of the radio advertising minutes is further demonstrated by the fact that no other entity has the ability to direct the use of and obtain the benefits of the radio advertising minutes as per 7.1 – 7.2 of the marketing agreement:

1)	“The Radio Group Companies shall not commission any other company with the acquisition of the advertising by way of individual marketing during the term of this contract”

2)

“ANY is entitled to conclude barter transactions (compensation transactions) with third parties in consultation with the respective radio company. The radio companies shall make sufficient airtime available for this purpose.”

•	ANY directs the use of the advertisements, by scheduling when the advertising slots will be aired on the Radio Group radio stations.

Although not necessary, the Registrant evaluated the principal indicators of control in ASC 606-10-55-39 which also supports our assessment of control:

a.	Primary responsibility for fulfilment

ANY communicates directly with the advertisers to sell, book and manage their advertising slots. No other party may sell their advertising slots on a Radio Group station. Please also refer to the Company’s reference to ASU 2016-08 BC12 further below.

b.	Inventory risk

ANY has inventory risk. If advertising slots remain unsold, those potential revenues are forgone since ANY paid the Radio Group for all of the advertising slots via the recharge of the third-party fixed monthly broadcast and carriage costs. The Radio Group will not compensate ANY for any unsold advertising slots.

c.	Discretion in establishing price

ANY has the entire discretion in establishing the price, as stipulated in 3.3 of the Marketing Agreement.

The Registrant also refers to the FASB’s Basis for Conclusions in ASU 2016-08 BC12 “that in order for an entity to conclude that it is providing the good or service to the customer, it must first control that good or service. That is, the entity cannot provide the good or service to a customer if the entity does not first control it. If an entity controls the good or service, the entity is a principal in the transaction.”

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August 9, 2023

The Registrant considered Example 47 in the Basis for Conclusions, which involves an airline ticket reseller.

In this example, the entity pre-purchases airline tickets that it will sell later to customers. While the customer ultimately wants airline travel, the conclusion in Example 47 is that the specified good or service is the right to fly on a specified flight (in the form of a ticket), and not the underlying flight itself. In reaching that conclusion, the Board noted that the entity itself does not fly the plane, and it cannot change the service (e.g., change the flight time or destination). However, the entity obtained the ticket prior to identifying a specific customer to purchase the ticket. As such, the entity holds an asset (in the form of a ticket) that represents a right to fly. The entity could then transfer that right to a customer (as depicted in the example) or decide to use the right itself.

The Registrant’s conclusion is also similar to Example 47, in that although it does not air the advertisement and cannot air the advertisement, ANY has controlled the right to the advertising slot, by acquiring the customer list and paying for advertising slots via the recharge of the third-party broadcast and carriage costs recharged by Radio Group which gives ANY the right to the advertisement before selling it to a customer.

Conclusion: ANY is the principal in the marketing agreement with the Radio Group.

Step 3 – Determine the transaction price

The transaction price is the price per seconds aired, as agreed between ANY and the customer. The price is determined by the popularity of the time of the slot in which it is aired.

Step 4 – Allocate the transaction price to the performance obligations

The transaction price allocated is the relevant price per second aired, charged to the customer based on the agreed price. The standalone price is based on a price sheet, agreed between ANY and the customer.

Step 5 – Satisfaction of the performance obligations

Revenue is recognized at a point in time when an advertisement is aired and ANY is entitled to the consideration.

2.17 Shareholders’ deficit and reserves, page F-15

32.	Staff’s comment: Please disclose the expense that you anticipate will be incurred when the employee shares achieve a grant date, upon the removal of the restrictions.

Response: The Registrant respectfully acknowledges the Staff’s comment and has amended note 2.17 of the notes to the Carve-Out Consolidated Financial Statements of the Registrant on page F-15 of the Amendment.

U.S. Securities and Exchange Commission

August 9, 2023

8. Debt and other liabilities, page F-22

33.

Staff’s comment: We note a balance of $14,600,000 in consideration payable for the acquisition of ANY at December 31, 2021. Please explain why this payable is no longer recorded at December 31, 2022. Refer to your basis in accounting literature.

Response: The Registrant respectfully acknowledges the Staff’s comment and respectfully advises the Staff that FASB Concept Highlights No. 6 states that “Liabilities are probable future sacrifices of economic benefits arising from present obligations of a particular entity to transfer assets or provide services to other entities in the future as a result of past transactions or events.”

The Registrant respectfully advises the Staff that the balance of $14,600,000 in consideration payable at December 31, 2021 was settled on February 11, 2022 by issuance of 14,427,185 ordinary shares of Rezolve Limited to the Radio Group as settlement of the amount payable.

14. Other Non-operating expense, net, page F-30

34.	Staff’s comment: Please revise your income statement to report within Cost of revenues the expenses incurred from impairment of inventory. We refer you to the guidance in ASC 420-10$99-3.

Response: The Registrant respectfully acknowledges the Staff’s comment and has amended the Carve-out Consolidated Statement of Operations on page F-5 of the Amendment to report the impairment of inventory within Cost of Revenues.

35.	Staff’s comment: Please revise to report the charges incurred from the impairment of accounts receivable and the share-based payment cost within operating expenses or advise us.

Response: The Registrant respectfully acknowledges the Staff’s comment and has amended the Carve-out Consolidated Statement of Operations on page F-5 of the Amendment to report the impairment of accounts receivable within Other operating expenses. The Registrant respectively advises the Staff that the share-based payment cost reported within “Other non-operating expense” is a non-recurring item as it pertains to one-time share-based payment to a former owner of a company acquired by Rezolve for completion of a non-compete arrangement.

15. Business Combinations Acquisition of Any Lifestyle Marketing GmbH (“ANY Acquisition”), page F-31

36.

Staff’s comment: We note from your disclosure on page F-30 that you determined Rezolve was the primary beneficiary of ANY. Please provide us with your analysis under ASC 810 to support your conclusion as of the date of consolidation. Such analysis should include:

•	A description of the variable interests of ANY and the holders of those variable interests;

•	How ANY has the characteristics of a VIE;

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August 9, 2023

•	A description of the activities that most significant affect the economic performance of ANY and how decisions over those activities are made; and

•	A description of the rights of ANY and your analysis as to whether each of those rights are protective or participating.

Response: The Registrant respectfully acknowledges the Staff’s comment and is providing below its analysis of Rezolve as the primary beneficiary of ANY.

Background:

On August 30th, 2021 Rezolve signed a binding term sheet (“the binding term sheet”) to acquire a controlling interest in ANY, in an all-stock deal.

ANY was a newly created company (incorporated August 13th, 2021). The previous shareholders from incorporation to February 11, 2022 were three legal entities of the Radio Group. The purchase consideration was settled by issuing an aggregate of 14,427,185 shares of Rezolve on February 11th, 2022 at which point the legal ownership of the shares in ANY was obtained by Rezolve.

ANY was established to purchase the whole and exclusive rights to sell Radio Group advertisements. ANY is the exclusive seller of the advertising slots on Radio Group radio stations. ANY’s business from August 2021 is what the Radio Group’s marketing business was prior to being carved-out and inserted into the newly formed company, ANY.

The creation and purchase of ANY provided Rezolve with a customer list of +7,000 merchants and the ability for Rezolve to embed its software into German radio adverts, creating triggers in mobile phone user’s handsets who use the ANY Lifestyle app in Germany when it hears an advertisement using the Rezolve technology.

Analysis for date of consolidation of ANY

Under ASC 810, there are two primary consolidation models to determine whether the reporting entity has a “controlling financial interest”: (1) the voting interest entity model and (2) the variable interest entity (“VIE”) model. Both accounting models require the reporting entity to consolidate a legal entity to which it has a controlling financial interest.

The VIE model requires Rezolve to first determine if ANY is a VIE and second, if Rezolve is the primary beneficiary of ANY. Rezolve has a controlling financial interest at the date that it is the primary beneficiary or when it establishes control under the voting interest model.

Determination of the date of controlling financial interest of ANY:

The Registrant is providing its analysis for all periods in the financial statements under which 1) Rezolve consolidated ANY and or 2) ANY’s ownership changed.

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August 9, 2023

August 30th, 2021: Date of Consolidation:

Analysis of ANY as a VIE

ASC 810-10-15-14 explains that if any one of several conditions exist, application of VIE accounting is required.

A VIE is a legal entity that is outside the scope of the traditional voting interest entity model. Specifically, a VIE does not qualify for any of the scope exceptions under ASC 810-10-15-12 or ASC 810-10-15-17 and meets one of the following three conditions:

1. The equity investment at risk is not sufficient for the legal entity to finance its activities without additional subordinated financial support.

2. The holders of the equity investment at risk, as a group, lack the characteristics of a controlling financial interest. Equity investors do not have the attributes typically expected of an equity holder.

3. The voting rights of some holders of the equity investment at risk are disproportionate to their obligation to absorb losses or right to receive returns, and substantially all of the activities are conducted on behalf of the holder of equity investment at risk with disproportionately few voting rights. This is an anti-abuse provision designed to prevent structuring opportunities to circumvent consolidation under the voting interest entity model.

We note none of the scope exceptions exist under ASC 810-10-15-12 or ASC 810-10-15-17.

Analysis of whether ANY is a VIE:

1.

First indicator— The entity does not have sufficient equity at risk – ANY only has EUR 96,250 of cash and share capital contributed to the company, which is insufficient for ANY to finance its activities without additional financial support. Therefore one characteristic of a VIE has been met, and ANY is therefore a VIE.

Although the standard doesn’t require it, we will look at the other two conditions of a VIE to determine if they exist:

2.

Second indicator—The holders of the equity investment at risk are the Radio Group companies, they lack the characteristics of a controlling financial interest since Peter Vesco, Rezolve CCO and CEO EMEA has Power of Attorney (“PoA”) to exercise the decisions of ANY without approval from the shareholders. The Principal’s (Peter Vesco, Rezolve Chief Commercial Officer) voting rights include making the decisions of the shareholders, and which it discusses are the Principal’s:

“(the Attorneys) to exercise the Principal’s voting rights in shareholders’ meetings of the Companies or outside such shareholders’ meetings, and to waive all requirements as to from and time of such shareholders’ all meetings”

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August 9, 2023

The equity investors (Radio Group) do not have the attributes typically expected of an equity holder since they cannot pass any major decisions such as budgets without Peter Vesco’s approval. This is another indicator that ANY is a VIE.

3.

Third indicator: Prior to February 11, 2022, Rezolve does not have voting rights through ownership of shares however under the second indicator, we noted that the PoA evidenced Peter Vesco’s ability to exercise decisions without approval from shareholders, and when paired with Rezolve’s contractual right to receive the income from, gives the holders of the equity (Radio Group) a disproportionate amount of voting rights to that of their right to receive returns. The Radio Group doesn’t receive any returns despite holding 100% of the shares up to February 11, 2022, since Rezolve contractually receives all of the revenues and income as per the excerpt of the Contractual Agreement “The “Sellers“ (Radio Group) and the “Buyer“ agree that all revenues and income of Any Lifestyle Marketing GmbH“ beginning with the 01. August 2021 will be in beneficial ownership of the “Buyer“. This is another indicator that ANY is a VIE.

Conclusion: ANY is a VIE in accordance with ASC 810.

Determining the primary beneficiary ANY:

The Registrant has evaluated ASC 810-10-25-38 through 25-38J for guidance on determining the primary beneficiary of ANY. A reporting entity has a controlling financial interest in a VIE and is, therefore, the primary beneficiary of a VIE if it has (1) the power to direct activities of a VIE that most significantly impact the VIE’s economic performance and (2) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

Analysis of “Power” to direct the activities that most significantly impact the VIE’s economic performance:

The term “power” is not defined in ASC 810, therefore the Registrant referred to EY’s Financial Reporting Developments: Consolidation.

“The term “power” is not defined in consolidation guidance, but for a VIE, it refers to the ability to direct activities of a VIE that most significantly impact the VIE’s economic performance, when those events or circumstances arise. A reporting entity does not have to exercise its power to have power. A reporting entity must have power, in addition to benefits, to be the primary beneficiary of a VIE. Power stems from decision-making authority. To identify which reporting entity, if any, has power over a VIE, perform the following steps:

1.	Consider purpose and design of the entity

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August 9, 2023

2.	Identify the activities that most significantly impact economic performance

3.	Determine how decisions about the significant activities are made

4.	Identify the party or parties that make the decisions about the significant activities; consider kick-out rights, participating rights or protective rights”

1.	Consider purpose and design of ANY:

810-10-25-38F

Although a reporting entity may be significantly involved with the design of a VIE, that involvement does not, in isolation, establish that reporting entity as the entity with the power to direct the activities that most significantly impact the economic performance of the VIE. However, that involvement may indicate that the reporting entity had the opportunity and the incentive to establish arrangements that result in the reporting entity being the variable interest holder with that power. For example, if a sponsor has an explicit or implicit financial responsibility to ensure that the VIE operates as designed, the sponsor may have established arrangements that result in the sponsor being the entity with the power to direct the activities that most significantly impact the economic performance of the VIE.

ANY was designed to manage the radio advertising slots in the Radio Group, formerly held by Radio Group companies. ANY holds the rights to the radio advertising revenue previously held in a number of German entities as part of the Radio Group.

The party that participated significantly (ASC 810-25-25-e) in the design of ANY was Rezolve Limited’s executive officers (Dan Wagner and Peter Vesco).

2.	Identify the activities that most significantly impact economic performance:

810-10-25-38B

A reporting entity must identify which activities most significantly impact the VIE’s economic performance and determine whether it has the power to direct those activities. A reporting entity’s ability to direct the activities of an entity when circumstances arise or events happen constitutes power if that ability relates to the activities that most significantly impact the economic performance of the VIE. A reporting entity does not have to exercise its power in order to have power to direct the activities of a VIE.

Activities of the legal entity (ASC 810-25-25-a) include the exclusive and wholly owned rights to sell radio advertising on the Radio Group’s radio stations. Peter Vesco chairs a weekly executive meeting with ANY management. This is the decision-making group. No decision making is made without Peter Vesco’s approval.

U.S. Securities and Exchange Commission

August 9, 2023

Steps 3 and 4: Determine how decisions about significant activities are made and the party or parties that make them:

Peter Vesco chairs a weekly executive meeting with ANY management. The decision-making group consists of the Managing Director of ANY, the Vice President of Marketing of Rezolve, manager of Operations and Processes of Rezolve, and a Sales Director of Rezolve. No decision making is made without Peter Vesco’s approval.

Conclusion: Rezolve has the power to direct the activities that most significantly impact ANY’s economic performance.

Analysis: Determining whether Rezolve has the obligation to absorb losses of the ANY that could potentially be significant to ANY or the right to receive benefits from ANY that could potentially be significant to ANY:

The Registrant considered the variable interests of ANY and the holders of those variable interests.

The glossary in ASC 810-10-20 defines variable interests as “The investments or other interests that will absorb portions of a variable interest entity’s (VIE’s) expected losses or receive portions of the entity’s expected residual returns are called variable interests. Variable interests in a VIE are contractual, ownership, or other pecuniary interests in a VIE that change with changes in the fair value of the VIE’s net assets exclusive of variable interests. Equity interests with or without voting rights are considered variable interests if the legal entity is a VIE and to the extent that the investment is at risk as described in paragraph 810-10-15-14. Paragraph 810-10-25-55 explains how to determine whether a variable interest in specified assets of a legal entity is a variable interest in the entity. Paragraphs 810-10-55-16 through 55-41 describe various types of variable interests and explain in general how they may affect the determination of the primary beneficiary of a VIE.”

To identify the variable interests, the Registrant again considered the purpose and design of ANY in accordance with 810-10-25-29 “A qualitative analysis of the design of the legal entity, as performed in accordance with the guidance in the Variable Interest Entities Subsections, will often be conclusive in determining the variability to consider in applying the guidance in the Variable Interest Entities Subsections, determining which interests are variable interests, and ultimately determining which variable interest holder, if any, is the primary beneficiary.”

Purpose and design: Consistent with our analysis in Step 1, ANY was designed to perform and book the radio advertising slots in the Radio Group, formerly held by Radio Group companies. ANY holds the rights to the radio advertising revenue previously held in a number of German entities as part of the Radio Group. The creation of ANY allows Rezolve to embed its software into radio adverts and create triggers in mobile phone user’s handsets who use the Rezolve application upon hearing an advert embedded by Rezolve.

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August 9, 2023

Rezolve has a pecuniary interest in ANY since its creation, as Rezolve may 1) Create the ANY Lifestyle application for mobile users and 2) Generate merchant transaction revenue, both of which when combined with the customer list of ANY, offers the opportunity for Rezolve to participate directly in the profits created by ANY.

On August 30, 2021, the sellers (Radio Group) of ANY signed and executed an agreement which stated that the revenues and income Rezolve Limited will be the beneficial owner of. This provides Rezolve with the right to receive the benefits from ANY that could potentially be significant to ANY.

The risks considered which cause variability in ANY include Operations risk (810-10-25-24-f) since the income of ANY is affected by fluctuations in operating costs.

ANY also had minimal financial capital contributed to it at incorporation, has no credit history, and therefore relies on subordinated financial support. Since ANY was created solely for Rezolve, the Registrant is obligated to fund ANY’s losses, support working capital deficits and provide loans when necessary.

The Registrant also considered whether any participating or protective rights exist in ANY.

810-10-20

Participating Rights

(VIE Definition)

The ability to block or participate in the actions through which an entity exercises the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance. Participating rights do not require the holders of such rights to have the ability to initiate actions.

ANY, and its managing director do not have any participating rights. Since signing and execution of the Binding Sale and Purchase agreement, Rezolve has retained the power to direct the activities which mostly impact ANY’s economic performance. From the date of signing the Binding Sales and Purchase Agreement, these include the requirement to seek approval from Peter Vesco for:

•

Entering into or agreeing to terminate any contract which is material to the business of ANY, being a contract under which income of ANY is reasonably expected to be in excess of €50,000 per annum or costs payable by ANY in respect of €50,000 per annum

•	Departing from the scope or manager of conducting its day-to-day trading (business)

•	Setting the budget

•	Incurring costs or expenditures for any period after the date of August 23, 2021 other than those in accordance with the budget as agreed by the buyer

•	Compromising or settling any legal or arbitration proceedings

•	Dismissing any sales or marketing employee

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August 9, 2023

These contractual rights are viewed as participating rights since Rezolve has the ability to block Radio Group or participate in actions which direct the activities of ANY that most significantly impact ANY’s economic performance.

810-10-20

Protective Rights

(VIE Definition)

Rights designed to protect the interests of the party holding those rights without giving that party a controlling financial interest in the entity to which they relate. For example, they include any of the following:

a. Approval or veto rights granted to other parties that do not affect the activities that most significantly impact the entity’s economic performance. Protective rights often apply to fundamental changes in the activities of an entity or apply only in exceptional circumstances. Examples include both of the following:

1. A lender might have rights that protect the lender from the risk that the entity will change its activities to the detriment of the lender, such as selling important assets or undertaking activities that change the credit risk of the entity.

2. Other interests might have the right to approve a capital expenditure greater than a particular amount or the right to approve the issuance of equity or debt instruments.

b. The ability to remove the reporting entity that has a controlling financial interest in the entity in circumstances such as bankruptcy or on breach of contract by that reporting entity.

c. Limitations on the operating activities of an entity. For example, a franchise agreement for which the entity is the franchisee might restrict certain activities of the entity but may not give the franchisor a controlling financial interest in the franchisee. Such rights may only protect the brand of the franchisor.

As previously noted in the Registrant’s analysis of participating rights, Rezolve holds rights which the Radio Group must request consent to. While these may be viewed as protective, ANY, the managing director and the Radio Group don’t hold these rights.

Conclusion: Rezolve is the primary beneficiary of ANY as of August 30, 2021, the latter of the dates from which the Binding Sales and Purchase Agreement, Power of Attorney and the Contractual Agreement were signed and executed. Rezolve consolidated ANY as of August 30, 2021.

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August 9, 2023

February 11, 2022: Change of legal ownership of ANY:

On February 11, 2022, the ownership of ANY was legally transferred to Rezolve after issuing 14,427,185 ordinary shares to the sellers.

The change in ownership of the voting interests of ANY did not change the nature of the variable interests, however the beneficiary of the variable interests then aligned with the voting interests.

Rezolve already consolidated ANY from August 30th, 2021 under the VIE model, and therefore the change of ownership on February 11th, 2022 had no further impact.

December 28, 2022: Change of legal ownership of ANY:

•	Rezolve’s shares of ANY were transferred back to the prior owners on December 28, 2022.

•

The original Sale and Purchase Agreement contained clauses to adjust the purchase consideration at later dates which were intended to allowed the sellers (Radio Group) of ANY to find a liquid market for their share consideration received for the sale of ANY to Rezolve.

•

Had Rezolve become a public company by the end of 2022 as initially planned, then the Radio Group would have been able to sell their Rezolve ordinary shares and receive cash. In the event of Rezolve having less than a $1 billion market capitalization, Radio Group would be able to return their shares in effort to receive cash from Rezolve to accommodate a shortfall in the intended value of the purchase consideration.

•

Rezolve management and the Radio Group began good faith negotiations in December of 2022 to amend the original Sales and Purchase agreement so that Radio Group would receive fair consideration for the sale of ANY.

•

The Ordinary shares of Rezolve issued to Radio Group on February 11, 2022 to acquire ANY were not returned by the Radio Group or cancelled, rather were reclassified as “deferred shares” on December 28, 2022. Deferred shares differ from the Company’s Series A preferred and ordinary shares as their holders are not entitled to any votes.

Rezolve previously determined its date of control as August 30, 2021 under the VIE model.

Rezolve evaluated whether this circumstance changed at December 28, 2022. The Rezolve’s analysis below concluded that both ANY is a VIE and Rezolve has remained the primary beneficiary of ANY since August 30, 2021 and therefore continues to consolidate it.

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August 9, 2023

Step 1: Review of ANY as a VIE (ASC 810-10-15-14)

ASC 810-10-15-14 explains that if any one of several conditions exist, application of VIE accounting is required.

A VIE is a legal entity that is outside the scope of the traditional voting interest entity model. Specifically, a VIE does not qualify for any of the scope exceptions under ASC 810-10-15-12 or ASC 810-10-15-17 and meets one of the following three conditions:

1. The equity investment at risk is not sufficient for the legal entity to finance its activities without additional subordinated financial support.

2. The holders of the equity investment at risk, as a group, lack the characteristics of a controlling financial interest. Equity investors do not have the attributes typically expected of an equity holder.

3. The voting rights of some holders of the equity investment at risk are disproportionate to their obligation to absorb losses or right to receive returns, and substantially all of the activities are conducted on behalf of the holder of equity investment at risk with disproportionately few voting rights. This is an anti-abuse provision designed to prevent structuring opportunities to circumvent consolidation under the voting interest entity model.

We note none of the scope exceptions exist under ASC 810-10-15-12 or ASC 810-10-15-17.

Analysis of whether ANY is a VIE:

4.

First indicator— The entity does not have sufficient equity at risk – ANY only has EUR 96,250 of cash and share capital contributed to the company, which is insufficient for ANY to finance its activities without additional financial support. ANY relies on Rezolve for funding (subordinated financial support) in the event that it cannot fund its losses. Therefore one characteristic of a VIE has been met, and ANY is therefore a VIE.

Conclusion: ANY continues to be a VIE.

Step 2: Determine the Primary Beneficiary of ANY

The Registrant has re-evaluated ASC 810-10-25-38 through 25-38J for guidance on determining the primary beneficiary. A reporting entity has a controlling financial interest in a VIE and is, therefore, the primary beneficiary of a VIE if it has (1) the power to direct activities of a VIE that most significantly impact the VIE’s economic performance and (2) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

U.S. Securities and Exchange Commission

August 9, 2023

Analysis of “Power” to direct the activities that most significantly impact the VIE’s economic performance:

The term “power” is not defined in ASC 810, therefore the Registrant referred to EY’s Financial Reporting Developments: Consolidation.

“The term “power” is not defined in consolidation guidance, but for a VIE, it refers to the ability to direct activities of a VIE that most significantly impact the VIE’s economic performance, when those events or circumstances arise. A reporting entity does not have to exercise its power to have power. A reporting entity must have power, in addition to benefits, to be the primary beneficiary of a VIE. Power stems from decision-making authority. To identify which reporting entity, if any, has power over a VIE, perform the following steps:

1.	Consider purpose and design of the entity

2.	Identify the activities that most significantly impact economic performance

3.	Determine how decisions about the significant activities are made

4.	Identify the party or parties that make the decisions about the significant activities; consider kick-out rights, participating rights or protective rights”

1.	Consider purpose and design of ANY:

810-10-25-38F

Although a reporting entity may be significantly involved with the design of a VIE, that involvement does not, in isolation, establish that reporting entity as the entity with the power to direct the activities that most significantly impact the economic performance of the VIE. However, that involvement may indicate that the reporting entity had the opportunity and the incentive to establish arrangements that result in the reporting entity being the variable interest holder with that power. For example, if a sponsor has an explicit or implicit financial responsibility to ensure that the VIE operates as designed, the sponsor may have established arrangements that result in the sponsor being the entity with the power to direct the activities that most significantly impact the economic performance of the VIE.

Rezolve holds the same facts with respect to the purpose and design of ANY as previously discussed in the analysis of the August 30th, 2021 date of consolidation.

ANY was designed to manage the radio advertising slots in the Radio Group, formerly held by Radio Group companies. ANY holds the rights to the radio advertising revenue previously held in a number of German entities as part of the Radio Group. The creation of ANY allows Rezolve to embed its software into radio adverts and create triggers in mobile phone user’s handsets who use the Rezolve application upon hearing an advert embedded by Rezolve.

The party that participated significantly (ASC 810-25-25-e) in the design of ANY was Rezolve Limited’s executive officers (Dan Wagner and Peter Vesco).

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August 9, 2023

2.	Identify the activities that most significantly impact economic performance:

810-10-25-38B

A reporting entity must identify which activities most significantly impact the VIE’s economic performance and determine whether it has the power to direct those activities. A reporting entity’s ability to direct the activities of an entity when circumstances arise or events happen constitutes power if that ability relates to the activities that most significantly impact the economic performance of the VIE. A reporting entity does not have to exercise its power in order to have power to direct the activities of a VIE.

Activities of the legal entity (ASC 810-25-25-a) include the exclusive and wholly owned rights to sell radio advertising on the Radio Group’s radio stations. ANY’s economic performance is impacted by Rezolve’s ability to embed its technology into the radio advertisements. Peter Vesco chairs a weekly executive meeting with ANY management. This is the decision-making group. No decision making is made without Peter Vesco’s approval.

These circumstances did not change at December 28, 2022

Steps 3 and 4: Determine how decisions about significant activities are made and the party or parties that make them:

Peter Vesco chairs a weekly executive meeting with ANY management. The decision-making group consists of the Managing Director of ANY, the Vice President of Marketing of Rezolve, manager of Operations and Processes of Rezolve, and a Sales Director of Rezolve. No decision making is made without Peter Vesco’s approval.

Conclusion: Rezolve has the power to direct the activities that most significantly impact ANY’s economic performance.

Analysis: Determining whether Rezolve has the obligation to absorb losses of the ANY that could potentially be significant to ANY or the right to receive benefits from ANY that could potentially be significant to ANY:

The Registrant considered the variable interests of ANY and the holders of those variable interests.

The glossary in ASC 810-10-20 defines variable interests as “The investments or other interests that will absorb portions of a variable interest entity’s (VIE’s) expected losses or receive portions of the entity’s expected residual returns are called variable interests. Variable interests in a VIE are contractual, ownership, or other pecuniary interests in a VIE that change with changes in the fair value of the VIE’s net assets exclusive of variable interests. Equity interests with or without voting rights are considered variable

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interests if the legal entity is a VIE and to the extent that the investment is at risk as described in paragraph 810-10-15-14. Paragraph 810-10-25-55 explains how to determine whether a variable interest in specified assets of a legal entity is a variable interest in the entity. Paragraphs 810-10-55-16 through 55-41 describe various types of variable interests and explain in general how they may affect the determination of the primary beneficiary of a VIE.”

To identify the variable interests, the Registrant again considered the purpose and design of ANY in accordance with 810-10-25-29 “A qualitative analysis of the design of the legal entity, as performed in accordance with the guidance in the Variable Interest Entities Subsections, will often be conclusive in determining the variability to consider in applying the guidance in the Variable Interest Entities Subsections, determining which interests are variable interests, and ultimately determining which variable interest holder, if any, is the primary beneficiary.”

Purpose and design: Consistent with the Company’s previous analysis, ANY was designed to perform and book the radio advertising slots in the Radio Group, formerly held by Radio Group companies. The creation of ANY allows Rezolve to embed its software into radio adverts and create triggers in mobile phone user’s handsets who use the Rezolve application upon hearing an advert embedded by Rezolve.

Rezolve has a pecuniary interest in ANY since its creation, as Rezolve may 1) Create the ANY Lifestyle application for mobile users and 2) Generate merchant transaction revenue, both of which when combined with the customer list of ANY, offers the opportunity for Rezolve to participate directly in the profits created by ANY.

On August 30, 2021, the sellers of ANY signed and executed an agreement which stated that the revenues and income of Rezolve will be the beneficial owner of. This provides Rezolve with the right to receive the benefits from ANY that could potentially be significant to ANY.

The risks considered which cause variability in ANY include Operations risk (810-10-25-24-f) since the income of ANY is affected by fluctuations in its revenues and variable operating costs.

ANY also had minimal financial capital contributed to it at and since incorporation, has no credit history, and therefore relies on subordinated financial support. Since ANY was created solely for Rezolve, Rezolve is obligated to fund its losses and provide loans when necessary.

Conclusion: Rezolve continues to be the Primary Beneficiary of ANY despite the legal ownership of ANY reverting back to the sellers (Radio Group) on December 28, 2022.

37.

Staff’s comment: We note on page F-31 that on December 28, 2022, the legal ownership of ANY reverted back to the sellers of ANY. Notwithstanding the comment above, please provide us your analysis of ASC 810-10-40-4 as to whether you ceased to have a controlling financial interest in ANY after legal ownership reverted to its sellers.

Response: The Registrant respectfully acknowledges the Staff’s comment and respectfully requests the Staff please refer to the Company’s response to comment 36, particularly the Company’s analysis of control as at December 28, 2022.

U.S. Securities and Exchange Commission

August 9, 2023

38.	Staff’s comment: Provide us your agreements with ANY, and tell us why you do not believe they are required to be filed pursuant to Item 601 (b)(10) of Regulation S-K.

Response: The Registrant respectfully acknowledges the Staff’s comment and after further consideration, the Registrant has filed the ANY share purchase agreement as Exhibit 10.21 to the Amendment.

39.

Staff’s comment: Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Registrant respectfully acknowledges the Staff’s comment and is supplementally providing the information requested under separate cover.

* * *

U.S. Securities and Exchange Commission

August 9, 2023

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Penny Minna at (410) 580-4228 should you have any questions concerning this letter or require further information.

Sincerely,

Rezolve AI Limited

/s/ Daniel Wagner
Name: Daniel Wagner
Title: Chief Executive Officer

cc:	Penny Minna, Esq.

DLA Piper LLP (US)

Michael C. Labriola

Wilson Sonsini Goodrich & Rosati P.C.